SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No.     )

EXELIXIS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

30161Q104

(CUSIP Number of Class of Securities)

George A. Scangos

Chief Executive Officer

Exelixis, Inc.

249 East Grand Ave.

P.O. Box 511

South San Francisco, CA 94083-0511

(650) 837-7000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

James B. Bucher, Esq.

Vice President, Corporate Legal Affairs and Secretary

Exelixis, Inc.

249 East Grand Ave.

P.O. Box 511

South San Francisco, CA 94083-0511

Suzanne Sawochka Hooper, Esq.

Cooley Godward Kronish LLP

Five Palo Alto Square

3000 El Camino Real

Palo Alto, CA 94306-2155

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee*
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Attached is the Preliminary Proxy Statement for the Annual Meeting of Stockholders of Exelixis, Inc. (“Exelixis” or the “Company”) to be held on May 13, 2009 (the “Preliminary Proxy Statement”), which contains a proposal the Company intends to submit to the Company’s stockholders to approve a proposed exchange of certain outstanding options for a reduced number of replacement stock options to be granted under the Exelixis, Inc. 2000 Equity Incentive Plan with an exercise price equal to the fair market value of Exelixis common stock at the time of exchange (the “Option Exchange Program”). The Preliminary Proxy Statement attached as an exhibit to this Schedule TO does not constitute an offer to holders of the Company’s outstanding stock options to exchange those options. The proposed Option Exchange Program will only be commenced, if at all, if the Company’s stockholders approve the Option Exchange Program and the Company thereafter affirmatively elects to implement the Option Exchange Program.

The Option Exchange Program has not yet commenced. Exelixis will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”) upon the commencement of the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Option Exchange Program.

In connection with the proposal to be voted on by Exelixis’ stockholders with respect to approval of the Option Exchange Program, Exelixis has filed the Preliminary Proxy Statement with the SEC and intends to file other relevant materials with the SEC, including a definitive proxy statement. Exelixis stockholders are urged to read such materials as and when they become available and before making any voting decision regarding the proposal, because they will contain important information about the proposal to be voted on by stockholders with respect to the Option Exchange Program.

Exelixis stockholders and option holders will be able to obtain the written materials described above and other documents filed by Exelixis with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by Exelixis with the SEC by directing a written request to: Exelixis, Inc. 249 East Grand Avenue, P.O. Box 511, South San Francisco, California 94083-0511, Attention: Corporate Secretary.

Item 12.	Exhibits.

Exhibit Number	Description

99.1	Preliminary Proxy Statement for the 2009 Annual Meeting of Stockholders (filed with the SEC on March 27, 2009 and incorporated herein by reference).